SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL WAS CHOSEN TO INTEGRATE THE BOVESPA CORPORATE
SUSTAINABILITY INDEX (ISE)

Following the investors’ global tendency to seek socially responsible and profitable companies to invest their assets, a Deliberative Council was established in order to create a stock index to be a reference for socially responsible investments, similar to “Dow Jones Sustainability Indexes” (DJSI). This Council is composed of: BOVESPA, International Finance Corporation – IFC, Center of Sustainability Studies from FGV – which established the methodology –, Instituto Ethos, IBCG, APIMEC, ABRAPP, ANBID and the Environment Ministry.

ISE aims to measure the profitability of a portfolio composed by shares with recognized commitment to social responsibility and corporate sustainability; and also to act as a promoter of good practices in the Brazilian corporate environment, considering corporate governance aspects, economic efficiency, environmental balance and social justice.

BOVESPA forwarded a questionnaire to the companies which issued BOVESPA’s 121 most liquid shares to select, among them, a group of companies to be a part of ISE. From the 63 companies that answered the questionnaire, 57% of BOVESPA’s market value, 28 were selected. COPEL’s ON (CPLE-3) and PNB (CPLE-6) shares were chosen to participate of the index’s first edition.

The index’s portfolio will be effective for one year and then will be reevaluated in accordance with the procedures and criteria integrating the methodology.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.